EXHIBIT 99.3

GASLOG PARTNERS LP

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of GasLog Partners LP

We have audited the accompanying consolidated statements of financial position of GasLog Partners LP and subsidiaries (the “Partnership”) as of December 31, 2015 and 2016, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in owners’/partners’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GasLog Partners LP and subsidiaries as of December 31, 2015 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

/s/ Deloitte LLP

London, United Kingdom

September 29, 2017

F-2

GasLog Partners LP

Consolidated statements of financial position
As of December 31, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	January 1, 2015	December 31, 2015	December 31, 2016
		(restated) (1)	(restated) (1)	(restated) (1)
Assets
Non-current assets
Other non-current assets	5	2,106	4,337	928
Derivative financial instruments	16	198	—	6,008
Vessels	3	1,507,541	1,464,763	1,624,494
Vessel under construction	3	21,154	33,113	—
Total non-current assets		1,530,999	1,502,213	1,631,430
Current assets
Trade and other receivables	4	1,762	5,620	3,412
Inventories		2,035	1,830	2,257
Due from related parties	12	—	—	4,266
Prepayments and other current assets		1,548	392	905
Short-term investments		21,700	—	3,000
Cash and cash equivalents		50,629	62,677	53,235
Total current assets		77,674	70,519	67,075
Total assets		1,608,673	1,572,732	1,698,505
Owners’/partners’ equity and liabilities
Owners’/partners’ equity
Owners’ capital	6	202,169	64,434	50,803
Common unitholders (14,322,358 units issued and outstanding as of December 31, 2014, 21,822,358 units issued and outstanding as of December 31, 2015 and 24,572,358 units issued and outstanding as of December 31, 2016)	6	324,967	507,433	565,408
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2014, December 31, 2015 and December 31, 2016)	6	77,088	59,786	60,988
General partner (492,750 units issued and outstanding as of December 31, 2014, 645,811 units issued and outstanding as of December 31, 2015 and 701,933 units issued and outstanding as of December 31, 2016)	6	6,085	8,842	10,095
Incentive distribution rights	6	—	2,117	5,878
Total owners’/partners’ equity		610,309	642,612	693,172
Current liabilities
Trade accounts payable		3,645	2,825	1,517
Due to related parties	12	38,408	31,916	1,390
Derivative financial instruments	16	2,249	1,623	1,836
Other payables and accruals	8	24,657	26,090	33,722
Borrowings—current portion	7	28,356	333,147	56,020
Total current liabilities		97,315	395,601	94,485
Non-current liabilities
Derivative financial instruments	16	247	782	—
Borrowings—non-current portion	7, 12	900,749	533,555	910,666
Other non-current liabilities		53	182	182
Total non-current liabilities		901,049	534,519	910,848
Total owners’/partners’ equity and liabilities		1,608,673	1,572,732	1,698,505

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GasLog Partners LP

Consolidated statements of profit or loss
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars, except per unit data)

	Note	2014	2015	2016
		(restated) (1)	(restated) (1)	(restated) (1)
Revenues		184,222	224,190	252,016
Vessel operating costs	10	(35,732)	(47,748)	(51,737)
Voyage expenses and commissions		(2,368)	(2,979)	(3,442)
Depreciation	3	(39,569)	(49,971)	(54,548)
General and administrative expenses	9	(6,939)	(11,536)	(12,031)
Profit from operations		99,614	111,956	130,258
Financial costs	11	(37,725)	(31,212)	(40,300)
Financial income	11	49	29	188
Loss on interest rate swaps	16	(12,903)	(3,144)	(2,513)
Total other expenses, net		(50,579)	(34,327)	(42,625)
Profit for the year		49,035	77,629	87,633
Earnings per unit attributable to the Partnership, basic and diluted:	18
Common unit (basic)		0.75	2.38	2.18
Common unit (diluted)		0.75	2.38	2.17
Subordinated unit		0.56	1.85	2.14
General partner unit		0.66	2.28	2.31

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GasLog Partners LP

Consolidated statements of comprehensive income or loss
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	Note	2014	2015	2016
		(restated) (1)	(restated) (1)	(restated) (1)
Profit for the year		49,035	77,629	87,633
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Effective portion of changes in fair value of cash flow hedges	16	(368)	—	—
Recycled loss of cash flow hedges reclassified to profit or loss	16	6,086	593	2,527
Other comprehensive income for the year		5,718	593	2,527
Total comprehensive income for the year		54,753	78,222	90,160

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-5

GasLog Partners LP

Consolidated statements of changes in owners’/partners’ equity
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars, except unit data)

			Limited Partners
	General partner		Common unitholders		Subordinated unitholders		Incentive distribution	Total Partners’	Owners’ capital
	Units	Amounts	Units	Amounts	Units	Amounts	rights	equity	(see Note 6)	Total
Balance as of January 1, 2014 (as restated (1))	—	—	—	—	—	—	—	—	197,140	197,140
Capital contributions	—	—	—	—	—	—	—	—	242,610	242,610
Dividend declared	—	—	—	—	—	—	—	—	(8,810)	(8,810)
Profit attributable to GasLog’s operations (see Note 18)	—	—	—	—	—	—	—	—	34,491	34,491
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	1,997	1,997
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	36,488	36,488
Cash distribution to GasLog in exchange for net assets	400,913	3,786	162,358	1,530	9,822,358	92,767	—	98,083	(281,981)	(183,898)
Net proceeds from public offering and issuance of general partner units (see Note 6)	91,837	2,847	14,160,000	319,036	—	—	—	321,883	—	321,883
Deemed distribution for excess consideration paid over the net book value	—	(646)	—	(261)	—	(15,815)	—	(16,722)	16,722	—
Distribution declared (see Note 6)	—	(267)	—	(7,395)	—	(5,707)	—	(13,369)	—	(13,369)
Partnership’s profit (see Note 18)	—	291	—	8,713	—	5,540	—	14,544	—	14,544
Partnership’s other comprehensive income	—	74	—	3,344	—	303	—	3,721	—	3,721
Partnership’s total comprehensive income	—	365	—	12,057	—	5,843	—	18,265	—	18,265
Balance as of December 31, 2014 (as restated (1))	492,750	6,085	14,322,358	324,967	9,822,358	77,088	—	408,140	202,169	610,309
Capital contributions	—	—	—	—	—	—	—	—	10,050	10,050
Dividend declared	—	—	—	—	—	—	—	—	(7,800)	(7,800)
Profit attributable to GasLog’s operations (see Note 18)	—	—	—	—	—	—	—	—	12,589	12,589
Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	593	593
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	13,182	13,182
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(172,627)	(172,627)
Difference between net book values of acquired subsidiaries and consideration paid	—	(1,182)	—	(297)	—	(17,981)	—	(19,460)	19,460	—
Net proceeds from public offering and issuance of general partner units (Note 6)	153,061	3,658	7,500,000	171,831	—	—	—	175,489	—	175,489
Distributions declared (Note 6)	—	(1,024)	—	(32,359)	—	(17,499)	(311)	(51,193)	—	(51,193)
Share-based compensation	—	3	—	94	—	42	23	162	—	162
Partnership’s profit (Note 18)	—	1,302	—	43,197	—	18,136	2,405	65,040	—	65,040
Partnership’s total comprehensive income	—	1,302	—	43,197	—	18,136	2,405	65,040	—	65,040
Balance as of December 31, 2015 (as restated (1))	645,811	8,842	21,822,358	507,433	9,822,358	59,786	2,117	578,178	64,434	642,612
Capital contributions	—	—	—	—	—	—	—	—	40,385	40,385
Profit attributable to GasLog’s operations (see Note 18)	—	—	—	—	—	—	—	—	10,363	10,363
F-6

Other comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	2,527	2,527
Total comprehensive income attributable to GasLog’s operations	—	—	—	—	—	—	—	—	12,890	12,890
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	(68,142)	(68,142)
Difference between net book values of acquired subsidiaries and consideration paid	—	(81)	—	(19)	—	(1,136)	—	(1,236)	1,236	—
Net proceeds from public offering and issuance of general partner units (Note 6)	56,122	1,094	2,750,000	52,299	—	—	—	53,393	—	53,393
Distributions declared (Note 6)	—	(1,312)	—	(44,353)	—	(18,780)	(1,132)	(65,577)	—	(65,577)
Share-based compensation	—	7	—	162	—	69	103	341	—	341
Partnership’s profit (Note 18)	—	1,545	—	49,886	—	21,049	4,790	77,270	—	77,270
Partnership’s total comprehensive income	—	1,545	—	49,886	—	21,049	4,790	77,270	—	77,270
Balance as of December 31, 2016 (as restated (1))	701,933	10,095	24,572,358	565,408	9,822,358	60,988	5,878	642,369	50,803	693,172

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-7

GasLog Partners LP

Consolidated statements of cash flows
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	Note	2014	2015	2016
		(restated) (1)	(restated) (1)	(restated) (1)
Cash flows from operating activities:
Profit for the year		49,035	77,629	87,633
Adjustments for:
Depreciation		39,569	49,971	54,548
Financial costs		37,725	31,212	40,300
Financial income		(49)	(29)	(188)
Unrealized loss/(gain) on interest rate swaps held for trading including ineffective portion of cash flow hedges		2,212	107	(1,640)
Recycled loss of cash flow hedges reclassified to profit or loss		6,086	593	2,527
Share-based compensation		—	205	480
		134,578	159,688	183,660
Movements in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		1,828	(3,867)	2,209
(Increase)/decrease in inventories		(1,092)	205	(427)
Change in related parties, net		7,819	(4,220)	4,543
(Increase)/decrease in prepayments and other current assets		(1,070)	1,156	(513)
(Increase)/decrease in other non-current assets		(863)	65	1,113
Increase/(decrease) in other non-current liabilities		53	86	(139)
Increase/(decrease) in trade accounts payable		2,261	(792)	(757)
Increase in other payables and accruals		13,418	212	3,444
Cash provided by operations		156,932	152,533	193,133
Interest paid		(28,869)	(26,599)	(28,576)
Net cash provided by operating activities		128,063	125,934	164,557
Cash flows from investing activities:
Payments for vessels’ additions		(789,178)	(7,317)	(173,926)
Financial income received		42	38	187
Purchase of short-term investments		(37,194)	(4,000)	(3,000)
Maturity of short-term investments		16,994	25,700	—
Net cash (used in)/provided by investing activities		(809,336)	14,421	(176,739)
Cash flows from financing activities:
Borrowings drawdowns		1,022,500	—	601,999
Borrowings repayments		(619,895)	(65,500)	(494,100)
Payment of loan issuance costs		(14,652)	(922)	(12,075)
Payments for interest rate swaps termination		—	—	(4,937)
Cash distribution to GasLog in exchange for contribution of net assets		(183,898)	(172,627)	(68,142)
Proceeds from public offerings and issuance of general partner units (net of underwriting discounts and commissions)		325,934	176,533	53,826
Payment of offering costs		(3,964)	(1,104)	(454)
Distributions paid		(13,369)	(51,193)	(65,577)
Dividend due to GasLog before vessels’ drop-down		(9,800)	(8,810)	(7,800)
Decrease in amounts due to shareholders		(23,631)	(4,684)	—
Capital contributions received		232,560	—	—
Net cash provided by/(used in) financing activities		711,785	(128,307)	2,740
Increase/(decrease) in cash and cash equivalents		30,512	12,048	(9,442)
Cash and cash equivalents, beginning of the year		20,117	50,629	62,677
Cash and cash equivalents, end of the year		50,629	62,677	53,235

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-8

GasLog Partners LP

Consolidated statements of cash flows
For the years ended December 31, 2014, 2015 and 2016
(All amounts expressed in thousands of U.S. Dollars)

	Note	2014	2015	2016
		(restated) (1)	(restated) (1)	(restated) (1)
Non-Cash Investing and Financing Activities:	17
Payment for vessels through capital contributions before dropdown		10,050	10,050	37,299
Capital expenditures included in liabilities at the end of the year		182	822	21
Payment for vessels through related parties		1,100	1,303	—
Financing costs included in liabilities at the end of the year		377	45	—
Financing costs paid through capital contributions		—	—	1,378
Financing costs paid through related parties		—	2,251	—
Offering costs included in liabilities at the end of the year		87	—	5
Offering costs paid through related parties		—	26	—
Dividend declared but not paid		8,810	7,800	—
Loan repayments made through capital contributions		—	—	1,708

(1)	Restated so as to reflect the historical financial statements of GAS-seven Ltd. and GAS-eleven Ltd. acquired on November 1, 2016 and May 3, 2017, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

F-9

GasLog Partners LP

Notes to the consolidated financial statements

For the years ended December 31, 2014, 2015 and 2016

(All amounts expressed in thousands of U.S. Dollars, except unit and per unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, being a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

In connection with the IPO on May 12, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd., the entities that own GasLog Shanghai, GasLog Santiago and GasLog Sydney (the “Initial Fleet”).

On September 29, 2014, GasLog Partners acquired 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own two 145,000 cubic meters (“cbm”) LNG carriers, the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000.

On July 1, 2015, GasLog Partners acquired 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own three 145,000 cbm LNG carriers, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000.

On November 1, 2016, GasLog Partners acquired 100% of the ownership interests in GAS-seven Ltd., the entity that owns a 155,000 cbm LNG carrier, the GasLog Seattle, for an aggregate purchase price of $189,000.

On May 3, 2017, GasLog Partners acquired 100% of the ownership interests in GAS-eleven Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Greece, for an aggregate purchase price of $219,000.

The acquisitions of (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., (iii) GAS-seven Ltd. and (iv) GAS-eleven Ltd. were accounted for as reorganizations of companies under common control. The Partnership’s historical results were retroactively restated to reflect the historical results of (i) GAS-sixteen Ltd. and GAS-seventeen Ltd., (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., (iii) GAS-seven Ltd. and (iv) GAS-eleven Ltd. from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of December 31, 2016, GasLog holds a 30.45% interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing transportation services of LNG on a worldwide basis under long-term charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of December 31, 2016, the companies listed below were 100% held by the Partnership:

Name	Place of incorporation	Date of incorporation	Principal activities	Vessel	Cargo Capacity (cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eleven Ltd.(*)	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

(*) As of December 31, 2016, GAS-eleven Ltd. was not owned by the Partnership. Pursuant to the company’s acquisition by the Partnership on May 3, 2017, the Partnership’s historical results have been retroactively restated to reflect the historical results of the company from the date of its incorporation by GasLog.

F-10

2. Significant Accounting Policies

Statement of compliance

The consolidated financial statements of the Partnership have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

Basis of preparation

The consolidated financial statements have been prepared on the historical cost basis. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

The principal accounting policies are set out below.

The consolidated financial statements are expressed in U.S. dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

In considering going concern, management has reviewed the Partnership’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2016, the Partnership’s current assets totaled $67,075 while current liabilities totaled $94,485, resulting in a negative working capital position of $27,410. Current liabilities include $20,023 of time charter monthly hires received in advance that are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under new loan agreements and equity financings. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on terms acceptable to the Partnership.

On February 13, 2017, the Partnership’s board of directors authorized the consolidated financial statements for issuance and filing. Those financial statements have been recast to reflect the historical results of GAS-eleven Ltd. (Note 1). The recast financial statements were authorized for issuance and filing on September 13, 2017.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the date of their incorporation by GasLog, as they were under the common control of GasLog. All intra-group transactions and balances are eliminated on consolidation.

Accounting for (i) revenues and related operating expenses and (ii) voyage expenses and commissions

Revenues comprise revenues from time charters for the charter hire of the Partnership’s vessels earned during the period in accordance with existing contracts.

A time charter represents a contract entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. Time charter revenue is recognized as earned on a straight-line basis over the term of the relevant time charter starting from the vessel’s delivery to the charterer, except for the off-hire period, when a charter agreement exists, the vessel is made available and services are provided to the charterer and collection of the related revenue is reasonably assured. Unearned revenue includes cash received prior to the reporting date relating to services to be rendered after the reporting date. Accrued revenue represents income recognized in advance as a result of the straight-line revenue recognition in respect of charter agreements that provide for varying charter rates.

Time charter hires are received monthly in advance and are classified as liabilities until such time as the criteria for recognizing the revenue as earned are met.

Under a time charter arrangement the vessel operating expenses such as management fees, crew wages, provisions and stores, technical maintenance and insurance expenses, as well as broker’s commissions are paid by the vessel owner, whereas the majority of voyage expenses such as bunkers, port expenses, agents’ fees, and extra war risk insurance are paid by the charterer.

Vessel operating costs and voyage expenses and commissions are expensed as incurred, with the exception of commissions, which are recognized on a pro-rata basis over the duration of the period of the time charter.

F-11

Financial income and costs

Interest income, interest expense, other borrowing costs and realized loss on interest rate swaps are recognized on an accrual basis.

Foreign currencies

Transactions in currencies other than USD are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in other currencies are retranslated into USD at the rates prevailing at that date. All resulting exchange differences are recognized in the consolidated statement of profit or loss in the period in which they arise.

Deferred financing costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are classified contra debt on the drawdown dates.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

Vessels

Vessels are stated at cost less accumulated depreciation and any accumulated impairment loss. The initial cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition.

The cost of a LNG vessel is split into two components, a “vessel component” and a “dry-docking component”. Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Partnership would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life.

The LNG vessels are required to undergo a dry-docking overhaul every five years to restore their service potential and to meet their classification requirements that cannot be performed while the vessels are operating. The dry-docking component is estimated at the time of a vessel’s delivery from the shipyard or acquisition from the previous owner and is measured based on the estimated cost of the first dry-docking, subsequent to its acquisition, based on the Partnership’s historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. The dry-docking component is depreciated over the period of five years in case of new vessels, and until the next dry-docking for secondhand vessels.

Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-dock and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

The expected useful lives are as follows:

Vessel
LNG vessel component	35 years
Dry-docking component	5 years

Management estimates the useful life of its vessels to be 35 years from the date of initial delivery from the shipyard. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life.

The useful lives and the depreciation method are reviewed annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from Partnership’s vessels. The residual value is also reviewed at each financial period end. If expectations differ from previous estimates, the changes are accounted for prospectively in profit or loss in the period of the change and future periods.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

When vessels are sold, they are derecognized and any gain or loss resulting from their disposals is included in profit or loss.

F-12

Impairment of vessels

All vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of a vessel exceeds its recoverable amount, an impairment loss is recognized in the consolidated statement of profit or loss. The recoverable amount is the higher of a vessel’s fair value less cost of disposal and “value in use”. The fair value less cost of disposal is the amount obtainable from the sale of a vessel in an arm’s length transaction less the costs of disposal, while “value in use” is the present value of estimated future cash flows expected to arise from the continuing use of a vessel and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual vessels. Each vessel is considered to be a single cash-generating unit. The fair value less cost of disposal of the vessels is estimated from market-based evidence by appraisal that is normally undertaken by professionally qualified brokers.

Provisions

Provisions are recognized when the Partnership has a present obligation (legal or constructive) as a result of a past event, it is probable that the Partnership will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Inventories

Inventories represent lubricants on board the vessel and are stated at the lower of cost calculated on a first-in, first-out basis, and net realizable value.

Financial instruments

Financial assets and liabilities are recognized when the Partnership has become a party to the contractual provisions of the instrument. All financial instruments are initially recognized at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition.

•	Cash and cash equivalents

Cash represents cash on hand and deposits with banks which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less at the time of purchase that are subject to an insignificant risk of change in value.

•	Short-term investments

Short-term investments represent short-term, highly liquid time deposits placed with financial institutions which are readily convertible into known amounts of cash with original maturities of more than three months but less than 12 months at the time of purchase that are subject to an insignificant risk of change in value.

•	Trade receivables

Trade receivables are carried at the amount expected to be received from the third party to settle the obligation. Bad debts are written off during the year in which they are identified. An estimate is made for doubtful receivables based on a review of all outstanding amounts at each reporting date.

•	Borrowings

Borrowings are measured at amortized cost, using the effective interest method. Any difference between the proceeds (net of transaction costs) and the settlement of the borrowings is recognized in the statement of profit or loss over the term of the borrowings.

•	Derivative financial instruments

Derivative financial instruments, such as interest rate swaps, are used to economically hedge the Partnership’s exposure to interest rate risks. Derivative financial instruments are initially recognized at fair value and are subsequently remeasured to their fair value at each reporting date. The resulting changes in fair value are recognized in profit or loss immediately, unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. Derivatives are presented as assets when their valuation is favorable to the Partnership and as liabilities when unfavorable to the Partnership.

Criteria for classifying a derivative instrument in a hedging relationship include: (1) the hedging instrument is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk; (2) the effectiveness of the hedge can be reliably measured; (3) there is adequate documentation of the hedging relationships at the inception of the hedge; and (4) for cash flow hedges, the forecasted transaction that is the hedged item in the hedging relationship must be considered highly probable.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to the consolidated statement of profit or loss in the periods when the hedged item affects the consolidated statement of profit or loss. Hedge accounting is discontinued when the Partnership terminates the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting.

F-13

Any gain or loss accumulated in equity at that time remains in equity and is recognized in the consolidated statement of profit or loss when the hedged item affects the consolidated statement of profit or loss. When a forecast transaction designated as the hedged item in a cash flow hedge is no longer expected to occur, the gain or loss accumulated in equity is recycled immediately to the consolidated statement of profit or loss.

Segment information

Each vessel-owning company owns one LNG carrier which is operated under a long-term time charter with similar operating and economic characteristics. Consequently, the information provided to the Chief Executive Officer (the Partnership’s chief operating decision maker), to review the Partnership’s operating results and allocate resources, is on a consolidated basis for a single reportable segment. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

Share-based compensation

Share-based compensation to executives and others providing similar services are measured at the fair value of the equity instruments on the grant date. Details regarding the determination of the fair value of share-based transactions are set out in Note 19.

The fair value determined at the grant date of the equity-settled share-based compensation is expensed on a straight-line basis over the vesting period, based on the Partnership’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Partnership revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated statement of profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the share-based compensation reserve.

Critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Partnership’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Critical accounting judgments:

In the process of applying the Partnership’s accounting policies, management has made the following judgments, apart from those involving estimations, that had the most significant effect on the amounts recognized in the consolidated financial statements.

Classification of the Partnership interests: The interests in the Partnership comprise common units, subordinated units, a general partner interest and incentive distribution rights. Under the terms of the Partnership Agreement, the Partnership is required to distribute 100% of available cash (as defined in the Partnership Agreement) with respect to each quarter within 45 days of the end of the quarter to the partners. Available cash can be summarized as cash and cash equivalents less an amount equal to cash reserves established by the board of directors to (i) provide for the proper conduct of the business of the Partnership group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Partnership group member is a party or by which it is bound or its assets are subject and/or (iii) provide funds for certain distributions relating to future periods.

In reaching a judgment as to whether the interests in the Partnership should be classified as liabilities or equity interests, the Partnership has considered the wide discretion of the board of directors to determine whether any portion of the amount of cash available to the Partnership constitutes available cash and that it is possible that there could be no available cash. In the event that there is no available cash, as determined by the board of directors, the Partnership does not have a contractual obligation to make a distribution. Accordingly, management has concluded that the Partnership interests do not represent a contractual obligation on the Partnership to deliver cash and therefore should be classified as equity within the financial statements.

Key sources of estimation uncertainty are as follows:

Vessel lives and residual value: Vessels are stated at cost, less accumulated depreciation. The estimates and assumptions that have the most significant effect on the vessel carrying amount relate to the estimation of the useful life of an LNG vessel of 35 years and the residual value. An increase in the estimated useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge, and an increase in the estimated useful life of a vessel would also extend annual depreciation charge into later periods. A decrease in the useful life of a vessel or its residual value would have the effect of increasing the annual depreciation charge.

F-14

Management estimates residual value of its vessels to be equal to the product of its lightweight tonnage (“LWT”) and an estimated scrap rate per LWT. Effective December 31, 2016, following management’s annual reassessment, the estimated scrap rate per LWT was decreased. This change in estimate is expected to increase the future annual depreciation by $215. The estimated residual value of the vessels may not represent the fair market value at any time partly because market prices of scrap values tend to fluctuate. The Partnership might revise the estimate of the residual values of the vessels in the future in response to changing market conditions.

If regulations place significant limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted to end at the date such regulations become effective. The estimated residual value of a vessel may not represent the fair market value at any one time partly because market prices of scrap rates tend to fluctuate.

Vessel cost: When determining vessel cost, the Partnership recognizes the installment payments paid to the shipyard or the acquisition price paid to the seller for secondhand vessels along with any directly attributable costs of bringing the vessels to their working condition. Directly attributable costs incurred during the vessel construction periods consist of commissions, on-site supervision costs, costs for sea trials, certain critical initial spare parts and equipment, costs directly incurred for negotiating the construction contracts, initial lubricants and other vessel delivery expenses. Any vendor discounts are deducted from the vessel cost. Subsequent expenditures for conversions and major improvements are also capitalized when the recognition criteria are met.

The vessel cost component is depreciated on a straight-line basis over the expected useful life of each vessel, based on the cost of the vessel less its estimated residual value. The Partnership estimates the useful lives of its vessels to be 35 years from the date of delivery from the shipyard, which the Partnership believes is within industry standards and represents the most reasonable useful life for each of the vessels.

The Partnership must periodically dry-dock each of the vessels for inspection, repairs and any modifications. At the time of delivery of a ship from the shipyard, the Partnership estimates the dry-docking component of the cost of the vessel, representing estimated costs to be incurred during the first dry-docking at the dry-dock yard for a special survey and parts and supplies used in making required major repairs that meet the recognition criteria, based on the Partnership’s historical experience with similar types of vessels. For subsequent dry-dockings actual costs are capitalized when incurred. Costs that will be capitalized as part of the future dry-dockings will include a variety of costs incurred directly attributable to the dry-docking and costs incurred to meet classification and regulatory requirements, as well as expenses related to the dock preparation and port expenses at the dry-dock shipyard, general shipyard expenses, expenses related to hull, external surfaces and decks, expenses related to machinery and engines of the vessel, as well as expenses related to the testing and correction of findings related to safety equipment on board. Dry-docking costs do not include vessel operating expenses such as replacement parts, crew expenses, provisions, lubricants consumption, insurance, management fees or management costs during the dry-docking period. Expenses related to regular maintenance and repairs of the vessels are expensed as incurred, even if such maintenance and repair occurs during the same time period as the dry-docking.

Ordinary maintenance and repairs that do not extend the useful life of the asset are expensed as incurred.

The Partnership recognizes dry-docking costs as a separate component of the vessel’s carrying amounts and amortizes the dry-docking cost on a straight-line basis over the estimated period until the next dry-docking. If the vessel is disposed of before the next dry-docking, the remaining balance of the dry-dock component is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period of disposal. The Partnership expects that its vessels will be required to be dry-docked in approximately 60 months after their delivery from the shipyard, and thereafter every 60 months will be required to undergo special or intermediate surveys and dry-docked for major repairs and maintenance that cannot be performed while the vessels are operating. The Partnership amortizes its estimated dry-docking expenses for the first special survey over five years, in case of new vessels, and until the next dry-docking for secondhand vessels unless the Partnership intends to dry-dock the vessels earlier as circumstances arise.

Impairment of vessels: The Partnership evaluates the carrying amounts of its vessels to determine whether there is any indication that those vessels have suffered an impairment loss by considering both internal and external sources of information. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires management to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, the Partnership obtains vessel valuations from independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use.

The Partnership’s estimates of recoverable value assume that the vessels are all in seaworthy condition without need for repair and certified in class without notations of any kind. The Partnership’s estimates are based on approximate charter free market values for the vessels that have been received from shipbrokers which are also commonly used and accepted by the Partnership’s lenders for determining compliance with the relevant covenants in the Partnership’s credit facilities. Vessel values can be highly volatile, so the estimates may not be indicative of the future market value of the Partnership’s vessels or prices that could be achieved if it were to sell them.

F-15

As of December 31, 2016, the carrying amounts of the following Steam vessels: the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally were higher than the charter free market values estimated by shipbrokers and the Partnership concluded that events and circumstances triggered the existence of potential impairment of these vessels. As a result, the Partnership performed the impairment assessment of these vessels by comparing the discounted projected net operating cash flows for these vessels to their carrying values. The Partnership’s strategy is to charter its vessels on 5-year-contracts or more, providing the Partnership with contracted stable cash flows. The assumptions which the Partnership has used in its discounted projected net operating cash flow analysis included, among others, operating revenues, utilization, dry-docking costs, operating expenses (including management fees), residual values and the discount factor.

Revenue assumptions were based on contracted time charter rates up to the end of life of the current contract of each vessel, as well as the estimated average time charter rates for the remaining life of the vessel after the completion of its current contract. The revenue assumptions exclude days of scheduled off-hire and assume a utilization rate of 99.5% based on the fleet’s historical performance and internal forecasts. The estimated daily time charter rates used for non-contracted revenue days after the completion of the current time charter are based on a combination of (i) recent charter market rates, (ii) conditions existing in the LNG market as of December 31, 2016, (iii) historical average time charter rates, based on publications by independent third party maritime research services (“maritime research publications”), and (iv) estimated future time charter rates, also based on maritime research publications that provide such forecasts. More specifically, for the non-contracted period starting upon the expiration of the firm charter period of each vessel and up to December 31, 2021, the Partnership used the most recent charter market rate for a 5-year time charter agreement based on available data from maritime research publications, which is $52 per day for the Steam vessels.

For the remaining period from January 1, 2022 through the end of each vessel’s useful life, the estimated average time charter rate was based on analysis of future supply and demand for LNG, analysis of future LNG shipping supply and demand balances, internally estimated and market-derived costs of building and financing newbuild LNG vessels and 5-year historical average 5-year time charter rates based on maritime research publications.

Recognizing that the LNG industry is cyclical and subject to significant volatility based on factors beyond the Partnership’s control, management believes the use of revenue estimates discussed above to be reasonable as of the reporting date. The Partnership does not take into account any growth rate assumptions or inflation factors for determining forecasted time charter rates beyond the contracted charter rate period through the end of a vessel’s useful life. In assessing the factors mentioned above for the purposes of determining estimated revenues, the Partnership has placed particular reliance on available third party maritime research publications and analysis of LNG shipping supply and demand data.

In addition, the Partnership used an annual operating expenses escalation factor equal to 1% based on its historical data and performance, as well as its expectations of future inflation and operating and dry-docking costs. Estimates for the remaining useful lives of the current fleet and residual and scrap values are the same as those used for the Partnership’s depreciation policy.

In the Partnership’s impairment assessment, the weighted average cost of capital (“WACC”) used to discount future estimated cash flows to their present values was approximately 7% as of December 31, 2016. This was based on the calculated cost of equity and cost of debt components. All estimates used and assumptions made were in accordance with the Partnership’s internal budgets and historical experience of the shipping industry.

The value in use for the five vessels calculated as per above was higher than the carrying amount of these vessels and, consequently, no impairment loss was recognized.

Adoption of new and revised IFRS

Standards and amendments in issue not yet adopted

At the date of authorization of these consolidated financial statements, the following standards and amendments relevant to the Partnership were in issue but not yet effective:

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which applies to all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. The standard was amended in September 2015 to delay the effective date to annual periods beginning on or after January 1, 2018 but early adoption is permitted. In addition, the standard was further amended in April 2016 to clarify the guidance on identifying performance obligations, accounting for licences of intellectual property and the principal versus agent assessment (gross versus net revenue presentation), as well as to give new and amended illustrative examples and practical expedients. Management anticipates that the implementation of this standard will not have a material impact on the Partnership’s financial statements since the Partnership’s revenues are generated by long-term contracts with charterers.

In July 2014, the IASB issued the complete version of IFRS 9 Financial Instruments. IFRS 9 specifies how an entity should classify and measure financial assets and financial liabilities. The new standard requires all financial assets to be subsequently measured at amortized cost or fair value depending on the business model of the legal entity in relation to the management of the financial assets and the contractual cash flows of the financial assets. The standard also requires a financial liability to be classified as either at fair value through profit or loss or at amortized cost. In addition, a new hedge accounting model was introduced, that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures. The standard is effective for accounting periods beginning on or after January 1, 2018 but early adoption is permitted. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

F-16

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognise: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from 1 January 2019, with early adoption permitted only with concurrent adoption of IFRS 15 Revenue from Contracts with Customers. Management is currently evaluating the impact of this standard on the Partnership’s financial statements.

In February 2016, the IASB issued amendments to IAS 7 Statement of Cash Flows introducing an additional disclosure that will enable users of financial statements to evaluate changes in liabilities arising from financing activities. The amendments are part of the IASB’s Disclosure Initiative, which continues to explore how financial statement disclosure can be improved. Entities will be required to disclose changes arising from cash flows, such as drawdowns and repayments of borrowings and also non-cash changes, such as acquisitions, disposals and unrealised exchange differences. Even though a specific format is not mandated, where a reconciliation is used the disclosure should provide sufficient information to link items included in the reconciliation to the statement of financial position and statement of cash flows. The amendments are effective for annual periods beginning on or after January 1, 2017, with earlier application being permitted. Entities are not required to present comparative information for preceding periods. Management anticipates that these amendments will only have a disclosure impact on the Partnership’s financial statements.

The impact of all other IFRS standards and amendments issued but not yet adopted is not expected to be material on the Partnership’s financial statements.

3. Vessels

The movement in vessels is reported in the following table:

Cost	Vessels	Vessel under construction
As of January 1, 2015	1,559,701	21,154
Additions	7,193	11,959
Fully amortized dry-docking component	(1,624)	—
As of December 31, 2015	1,565,270	33,113
Additions	5,084	176,082
Transfer from vessels under construction	209,195	(209,195)
Fully amortized dry-docking component	(2,520)	—
As of December 31, 2016	1,777,029	—
Accumulated depreciation
As of January 1, 2015	52,160	—
Depreciation expense	49,971	—
Fully amortized dry-docking component	(1,624)	—
As of December 31, 2015	100,507	—
Depreciation expense	54,548	—
Fully amortized dry-docking component	(2,520)	—
As of December 31, 2016	152,535	—
Net book value
As of December 31, 2015	1,464,763	33,113
As of December 31, 2016	1,624,494	—

All the vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements (Note 7).

On April 10, 2014, GasLog acquired three 145,000 cbm modern steam turbine-powered LNG carriers and on June 4, 2014, June 11, 2014, and June 25, 2014, acquired another three 145,000 cbm modern steam turbine-powered LNG carriers from a subsidiary of BG Group plc (“BG Group”) for an aggregate cost of $936,000 (of which $930,000 was paid at closing of these deliveries while the payment of the remaining $6,000 will be made upon receipt of the relevant spares and before the end of the initial term of the charter party agreements) and chartered those vessels back to Methane Services Limited, a subsidiary of BG Group, for an average six year initial terms. The vessels acquired are the 2006 built Methane Rita Andrea, Methane Jane Elizabeth and Methane Lydon Volney, and the 2007 built Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally. GasLog supervised the construction of all six vessels at Samsung shipyard in Korea for BG Group and has provided technical management for the ships since delivery.

On September 29, 2014, the Partnership acquired from GasLog 100% of the ownership interests in GAS-sixteen Ltd. and GAS-seventeen Ltd., the entities that own the Methane Rita Andrea and the Methane Jane Elizabeth, respectively, for an aggregate purchase price of $328,000. As consideration for this acquisition, the Partnership paid GasLog $118,202, representing the difference between the $328,000 aggregate purchase price and the $217,000 of outstanding indebtedness of the acquired entities (Note 7) plus an adjustment of $7,202 in order to maintain the agreed working capital position in the acquired entities of $2,000 at the time of acquisition.

F-17

On July 1, 2015, the Partnership acquired from GasLog 100% of the ownership interests in GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the entities that own the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, for an aggregate purchase price of $483,000. As consideration for this acquisition, the Partnership paid GasLog $172,627, representing the difference between the $483,000 aggregate purchase price and the $325,500 of outstanding indebtedness of the acquired entities assumed by the Partnership plus an adjustment of $15,127 in order to maintain the agreed working capital position in the acquired entities of $3,000 at the time of acquisition.

On November 1, 2016, the Partnership acquired from GasLog 100% of the ownership interests in GAS-seven Ltd., the entity which owns the GasLog Seattle, for an aggregate purchase price of $189,000. As consideration for this acquisition, the Partnership paid GasLog $68,142 representing the difference between the $189,000 aggregate purchase price and the $122,292 of outstanding indebtedness of the acquired entity assumed by the Partnership plus an adjustment of $1,434 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

On May 3, 2017, the Partnership acquired from GasLog 100% of the ownership interests in GAS-eleven Ltd., the entity which owns the GasLog Greece, for an aggregate purchase price of $219,000. As consideration for this acquisition, the Partnership paid GasLog $66,643 representing the difference between the $219,000 aggregate purchase price and the $151,423 of outstanding indebtedness of the acquired entity assumed by the Partnership less an adjustment of $934 in order to maintain the agreed working capital position in the acquired entity of $1,000 at the time of acquisition.

The additions of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally are presented at the cost acquired from BG Group. The acquisitions of the aforementioned vessels by GasLog were treated as asset acquisitions based on the absence of processes attached to the inputs. In addition, management considered that the charter party agreements entered into approximate market rates and has concluded that the contracted daily charter rate approximates fair value on the transaction completion dates, taking into account that the rates agreed with BG Group were in arms’ length negotiations and management’s understanding of the market. Considering the above, the purchase price was allocated in total to vessel cost in both instances. The additions of the GasLog Seattle and the GasLog Greece are presented at the historical construction cost.

4. Trade and Other Receivables

Trade and other receivables consisted of the following:

	As of December 31,
	2015	2016
Due from charterers	784	799
VAT receivable	103	35
Accrued income	328	958
Insurance claims	2,852	135
Other receivables	1,553	1,485
Total	5,620	3,412

As of December 31, 2015, insurance claims included a claim receivable of $2,694 relating to a hull and machinery incident that was settled in 2016.

As of December 31, 2015 and 2016, no receivable balances were past due or impaired, and therefore no allowance was necessary.

5. Other Non-Current Assets

Other non-current assets consisted of the following:

	As of December 31,
	2015	2016
Accrued revenue from straight-line revenue	1,886	928
Various guarantees	155	—
Deferred financing costs	2,296	—
Total	4,337	928

Various guarantees as of December 31, 2015, represent amounts due from a related party for advances made to GasLog LNG Services Ltd. in connection with security to a bank guarantee provided to the Greek government for GAS-three Ltd., GAS-four Ltd., GAS-five Ltd. and GAS-seven Ltd.

6. Owners’/Partners’ Capital

As of January 1, 2014 the capital of each of the subsidiaries consisted of 12,000 authorized common shares with a par value of $1 per share, all of which have been issued and are outstanding, resulting in a total owners’ capital of $60. Each share was entitled to one vote.

F-18

Capital contributions represent capital contributed by the owner of each subsidiary in excess of par value to fund working capital and shipyard installments and capital contributed through contributed services.

The reconciliation of owners’ capital is as follows:

	Share capital	Contributed surplus	Cash flow hedging reserve	Retained earnings	Total Owners’ capital
Balance as of January 1, 2014	60	188,819	(8,838)	17,099	197,140
Capital contributions	—	242,610	—	—	242,610
Dividend declared	—	—	—	(8,810)	(8,810)
Profit attributable to GasLog’s operations	—	—	34,491	—	34,491
Other comprehensive income attributable to GasLog’s operations	—	—	1,997	—	1,997
Total comprehensive income attributable to GasLog’s operations	—	—	36,488	—	36,488
Net contribution to the Partnership	(36)	(241,125)	3,721	(27,819)	(265,259)
Balance as of December 31, 2014	24	190,304	31,371	(19,530)	202,169
Capital contributions	—	10,050	—	—	10,050
Dividend declared	—	—	—	(7,800)	(7,800)
Profit attributable to GasLog’s operations	—	—	12,589	—	12,589
Other comprehensive income attributable to GasLog’s operations	—	—	593	—	593
Total comprehensive income attributable to GasLog’s operations	—	—	13,182	—	13,182
Net contribution to the Partnership	—	(139,536)	—	(13,631)	(153,167)
Balance as of December 31, 2015	24	60,818	44,553	(40,961)	64,434
Capital contributions	—	40,385	—	—	40,385
Profit attributable to GasLog’s operations	—	—	10,363	—	10,363
Other comprehensive income attributable to GasLog’s operations	—	—	2,527	—	2,527
Total comprehensive income attributable to GasLog’s operations	—	—	12,890	—	12,890
Net contribution to the Partnership	(12)	(60,660)	—	(6,234)	(66,906)
Balance as of December 31, 2016	12	40,543	57,443	(47,195)	50,803

As described in Note 1, on May 12, 2014, the Partnership completed its IPO and issued (1) 162,358 common units, 9,822,358 subordinated units and all of the IDRs to GasLog, (2) 400,913 general partner units to the general partner and (3) 9,660,000 common units (including 1,260,000 units in relation to the overallotment option exercised in full by the underwriters) at a price of $21.00 per unit. The net proceeds from the IPO amounted to $186,030 after deducting underwriting discount and underwriters’ expenses of $13,730 and the equity offering expenses of $3,100.

On September 29, 2014, GasLog Partners completed an equity offering of 4,500,000 common units at a public offering price of $31.00 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were approximately $133,006. In connection with the offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. The net proceeds from the issuance of the general partner units were $2,847.

On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units at a public offering price of $23.90 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $171,831. In connection with the offering, the Partnership issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $3,658.

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units at a public offering price of $19.50 per unit. The net proceeds from this offering after deducting underwriting discounts and other offering expenses, were $52,299. In connection with the offering, the Partnership issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,094.

As of December 31, 2016, the Partnership’s capital consisted of 24,572,358 outstanding common units, 9,822,358 outstanding subordinated units and 701,933 outstanding general partner units.

Cash distributions

On July 30, 2014, the board of directors declared a prorated quarterly cash distribution with respect to the quarter ended June 30, 2014 of $0.20604 per unit. The distribution was prorated for the period beginning on May 12, 2014, which was the closing date of the IPO, and ending on June 30, 2014, and corresponds to a quarterly distribution of $0.375 per outstanding unit, or $1.50 per outstanding unit on an annualized basis. The prorated cash distribution was paid on August 14, 2014 to all unitholders of record as of August 11, 2014.

F-19

On October 29, 2014, the board of directors declared a quarterly cash distribution with respect to the quarter ended September 30, 2014 of $0.375 per unit. The quarter ended September 30, 2014 was the Partnership’s first full quarter since the IPO. The cash distribution was paid on November 14, 2014 to all unitholders of record as of November 10, 2014.

On January 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2014, of $0.4345 per unit. The cash distribution was paid on February 12, 2015, to all unitholders of record as of February 9, 2015.

On April 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended March 31, 2015, of $0.4345 per unit. The cash distribution was paid on May 14, 2015 to all unitholders of record as of May 11, 2015.

On July 29, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended June 30, 2015, of $0.4345 per unit. The cash distribution was paid on August 13, 2015 to all unitholders of record as of August 10, 2015.

On October 28, 2015, the board of directors declared a quarterly cash distribution, with respect to the quarter ended September 30, 2015, of $0.478 per unit. The cash distribution was paid on November 12, 2015 to all unitholders of record as of November 9, 2015.

On January 27, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended December 31, 2015, of $0.478 per unit. The cash distribution was paid on February 12, 2016, to all unitholders of record as of February 8, 2016.

On April 27, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended March 31, 2016, of $0.478 per unit. The cash distribution was paid on May 13, 2016, to all unitholders of record as of May 9, 2016.

On July 27, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended June 30, 2016 of $0.478 per unit. The cash distribution was paid on August 12, 2016, to all unitholders of record as of August 8, 2016.

On October 26, 2016, the board of directors declared a quarterly cash distribution, with respect to the quarter ended September 30, 2016 of $0.478 per unit. The cash distribution was paid on November 11, 2016, to all unitholders of record as of November 7, 2016.

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the outstanding common units, excluding those common units held by the general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the outstanding common units voting as a single class.

In voting their common units and subordinated units the general partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board of directors), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. Effectively, this means that the voting rights of any such unitholders in excess of 4.9% will be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The general partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership holds a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The general partner retains the right to appoint four of the directors.

General Partner Interest

The Partnership Agreement provides that the general partner initially will be entitled to 2.0% of all distributions that the Partnership makes prior to its liquidation. The general partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 2.0% general partner interest if the Partnership issues additional units. The general partner’s 2.0% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the general partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 2.0% general partner interest. The general partner will be entitled to make a capital contribution in order to maintain its 2.0% general partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units.

F-20

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the IPO. The incentive distribution rights may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of the Partnership’s common units (excluding common units held by the general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to March 31, 2019. Any transfer by GasLog of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such right.

The following table illustrates the percentage allocation of the additional available cash from operating surplus in respect to such rights:

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Third Target Distribution	$0.46875 up to $0.5625	75.0%	2.0%	23.0%
Thereafter	Above $0.5625	50.0%	2.0%	48.0%

Subordinated Units

GasLog holds all of the Partnership’s subordinated units. The principal difference between the common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $0.375 per unit only after the common units have received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. In accordance with the terms of the Partnership Agreement, the subordination period generally will end if the Partnership has earned and paid at least $0.375 on each outstanding common and subordinated unit and the corresponding distribution on the general partner’s 2.0% interest for any three consecutive four-quarter periods ending on or after March 31, 2017. After the subordination period ends all subordinated units will convert into common units on a one-for-one basis and the common units will no longer be entitled to arrearages. The subordination period ended on May 16, 2017 (Note 21).

7. Borrowings

Borrowings as of December 31, 2015 and 2016 consisted of the following:

	As of December 31,
	2015	2016
Amounts due within one year	336,000	59,625
Less: unamortized deferred loan issuance costs	(2,853)	(3,605)
Borrowings—current portion	333,147	56,020
Amounts due after one year	540,000	922,566
Less: unamortized deferred loan issuance costs	(6,445)	(11,900)
Borrowings—non-current portion	533,555	910,666
Total	866,702	966,686

Terminated Facilities:

(a)	DnB Bank ASA and Export-Import Bank of Korea:

On March 14, 2012, GAS-three Ltd. and GAS-four Ltd. entered into a loan agreement of up to $272,500 with DnB Bank ASA and the Export-Import Bank of Korea, in order to partially finance the acquisition of two LNG vessels. On January 18, 2013 and March 19, 2013, GAS-three Ltd. and GAS-four Ltd. drew down $272,500 in total from the loan facility for the financing of the GasLog Shanghai and the GasLog Santiago. Each tranche was repayable in 45 equal quarterly installments, as well as a balloon payment of $40,000 due together with the final installment in the first quarter of 2025. In connection with the Partnership’s IPO on May 12, 2014, the credit facility was amended to, among other things, permit GasLog to contribute GAS-three Ltd. and GAS-four Ltd. to the Partnership and add GasLog Partners Holdings LLC, as a guarantor. On November 19, 2014, the outstanding amount of $246,432, for both tranches under the credit facility, was fully repaid.

F-21

(b)	Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC syndicated loan:

On October 3, 2011, GAS-five Ltd. and GasLog’s subsidiary GAS-six Ltd. entered into a loan agreement of up to $277,000 with Nordea Bank Finland PLC, ABN Amro Bank N.V. and Citibank International PLC in order to partially finance the acquisition of two LNG vessels. The loan agreement provided for two equal tranches that were drawn on May 24, 2013 and July 19, 2013 for the financing of the GasLog Sydney and the GasLog Skagen. Each tranche was repayable in 23 quarterly installments, together with a final balloon payment of $89,618 payable concurrently with the last installments in 2019. In connection with the Partnership’s IPO on May 12, 2014, the credit facility entered was amended to among other things, (1) divide the facility into two separate facilities on substantially the same terms as the initial facility, with one of the facilities executed by GAS-five Ltd. for the portion allocated to the GasLog Sydney, (2) permit GasLog’s contribution of GAS-five Ltd. to the Partnership and (3) add GasLog Partners Holdings LLC as a guarantor and remove GasLog Carriers Ltd., a wholly owned subsidiary of GasLog, as guarantor in connection with the GAS-five Ltd. facility. In connection with these amendments, the Partnership prepaid $82,634 of the new GAS-five Ltd. facility with proceeds of the IPO. On November 19, 2014, the outstanding amount of $48,225 under the GAS-five Ltd. credit facility was fully repaid.

(c)	Citibank N.A. London Branch facility:

On April 1, 2014, in connection with the acquisition of the three LNG carriers from BG Group (Note 3), GasLog signed a loan agreement of $325,500 with Citibank, N.A. London Branch acting as security agent and trustee for and on behalf of the other finance parties. The loan had a two year maturity without intermediate payments bearing interest at LIBOR plus a margin and was drawn on April 9, 2014, to partially finance the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth and the Methane Lydon Volney. In connection with the closing of the Partnership’s acquisition of the two entities that own the Methane Rita Andrea and the Methane Jane Elizabeth on September 29, 2014, the Partnership and GasLog Partners Holdings LLC executed a supplemental deed that, among other things, permitted the Partnership to acquire GAS-sixteen Ltd. and GAS-seventeen Ltd. from GasLog and added the Partnership and GasLog Partners Holdings LLC as guarantors. The debt of $217,000 was assumed by the Partnership for the acquisition of GAS-sixteen Ltd. and GAS-seventeen Ltd. On October 9, 2014, the Partnership prepaid $25,000 from a portion of the proceeds of the follow-on equity offering (Note 6). The assumed balance of $192,000 was fully repaid on November 19, 2014.

(d)	Citibank N.A. London Branch facility:

Following the acquisition of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., the Partnership assumed $325,500 of outstanding indebtedness of the acquired entities. The loan agreement was signed by GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., on May 12, 2014 with Citibank N.A. London Branch, acting as security agent and trustee for and on behalf of the other finance parties. The loan has a two-year maturity bearing interest at LIBOR plus a margin and $108,500 was drawn on each of June 3, 2014, on June 10, 2014 and on June 24, 2014 to partially finance the deliveries of the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively. Using the proceeds of the equity offering completed in June 2015, GasLog Partners prepaid $10,000 of the GAS-nineteen Ltd. tranche on September 4, 2015, $5,000 of the GAS-twenty Ltd. tranche on December 10, 2015 and $5,000 of the GAS-twenty one Ltd. tranche on December 29, 2015. On April 5, 2016, the outstanding amount of $305,500 under the facility was fully repaid.

(e)	Credit Suisse AG facility:

On January 18, 2012, GAS-seven Ltd. entered into a loan agreement of up to $144,000 with Credit Suisse AG, for the purpose of financing one of the newbuilding vessels. The agreement provided for a single tranche that was drawn on December 4, 2013 for the financing of the GasLog Seattle. On July 25, 2016, the outstanding amount of $124,000 under the facility was fully repaid.

Existing Facilities:

(a)	Citibank N.A., London Branch, Nordea Bank Finland PLC London Branch, DVB Bank America N.V., ABN Amro Bank N.V., Skandinaviska Enskilda Banken AB and BNP Paribas:

On November 12, 2014, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd, GasLog Partners LP and GasLog Partners Holdings LLC entered in a loan agreement with Citibank N.A., London Branch, acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “Partnership Facility”) for the purpose of refinancing in full the existing debt facilities. The agreement provides for a single tranche that was drawn on November 18, 2014. The credit facility bears interest at LIBOR plus a margin. The balance outstanding as of December 31, 2016 was $405,000 and is repayable in 12 quarterly installments of $5,625 and a final balloon payment of $337,500 together with the last quarterly installment in 2019.

On May 8, 2015, the GasLog Partners entered into a supplemental deed relating to the aforementioned loan facility, via which the Partnership’s lenders unanimously approved changes to the facility agreement to reflect the amendments to the three time charters agreed with BG Group on April 21, 2015. As the aforementioned deed did not result in substantially different terms to the original loan agreement, the amendments were considered a modification of the existing terms. Consequently, the additional fees of $515 incurred during the year ended December 31, 2015 have been accounted for as deferred financing fees and will be amortized over the remaining term of the loan facility using the effective interest method.

Securities covenants and guarantees

The Partnership Facility is secured as follows: (i) first priority mortgages over the vessels owned by the borrowers, (ii) guarantees from the Partnership and its subsidiary GasLog Partners Holdings LLC, (iii) a pledge or a negative pledge of the share capital of the borrowers and (iv) a first priority assignment of all earnings and insurances related to the vessels owned by the borrowers.

F-22

The Partnership Facility contains customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, the Partnership Facility contains covenants requiring that the aggregate fair market value of the vessels securing the facility remains above 120% of the aggregate amount outstanding under the facility. In the event that the value of the vessels falls below the threshold, the Partnership could be required to provide the lender with additional security or prepay a portion of the outstanding loan balance, which could negatively impact the Partnership’s liquidity.

The Partnership, as corporate guarantor for the Partnership Facility is also subject to specified financial covenants on a consolidated basis. These financial covenants include the following as defined in the agreements:

(i)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000;
(ii)	total indebtedness divided by total capitalization must be less than 60.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
(iv)	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The Partnership Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the corporate structure without approval from the lenders.

Compliance with the financial covenants is required on a semi-annual basis.

GasLog Partners was in compliance with the Partnership Facility covenants as of December 31, 2016.

(b)	Five Vessel Refinancing

On February 18, 2016, subsidiaries of the Partnership and GasLog entered into credit agreements (the “Five Vessel Refinancing”) to refinance the debt maturities that were scheduled to become due in 2016 and 2017. The Five Vessel Refinancing is comprised of a five-year senior tranche facility of up to $396,500 and a two-year bullet junior tranche of up to $180,000. The vessels covered by the Five Vessel Refinancing are the Partnership-owned Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally and the GasLog-owned Methane Lydon Volney and Methane Becki Anne. ABN AMRO Bank N.V. and DNB (UK) Ltd. were mandated lead arrangers to the transaction. The other banks in the syndicate are: DVB Bank America N.V., Commonwealth Bank of Australia, ING Bank N.V., London Branch, Credit Agricole Corporate and Investment Bank and National Australia Bank Limited.

On April 5, 2016, $216,865 and $89,875 under the senior and junior tranche, respectively, of the Five Vessel Refinancing were drawn by the Partnership to refinance $305,500 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. The balance outstanding as of December 31, 2016 was $207,829 under the senior tranche that is repayable in 18 quarterly installments and $89,875 under the junior tranche that shall be repaid in full 24 months after the drawdown date.

Securities covenants and guarantees

The Five Vessel Refinancing is secured as follows: (i) first and second priority mortgages over the ships owned by the respective borrowers, (ii) guarantee from GasLog, guarantees up to the value of the commitments relating to the Methane Alison Victoria, Methane Shirley Elisabeth and Methane Heather Sally from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, (iii) a share charge over the share capital of the respective borrower and (iv) first and second priority assignment of all earnings and insurance related to the ship owned by the respective borrower.

The Five Vessel Refinancing impose certain operating and financial restrictions on the Partnership and GasLog. These restrictions generally limit the Partnership’s and GasLog’s collective subsidiaries’ ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with, the Partnership or any of its affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The GasLog and the Partnership’s guarantees to the Five Vessel Refinancing impose specified financial covenants that apply to the Partnership and GasLog and its subsidiaries on a consolidated basis.

The financial covenants that apply to the Partnership include the following:

(v)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness or $15,000;
(vi)	total indebtedness divided by total assets must be less than 60.0%;
(vii)	the ratio of EBITDA over debt service obligations as defined in the Partnership’s guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%; and
(viii)	the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.
F-23

The financial covenants that apply to GasLog and its subsidiaries on a consolidated basis include the following:

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000 after the first drawdown;
(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

The Five Vessel Refinancing also imposes certain restrictions relating to the Partnership and GasLog, and their other subsidiaries, including restrictions that limit the Partnership’s and GasLog’s ability to make any substantial change in the nature of the Partnership’s or GasLog’s business or to engage in transactions that would constitute a change of control, as defined in the Five Vessel Refinancing, without repaying all of the Partnership’s and GasLog’s indebtedness under the Five Vessel Refinancing in full.

The Five Vessel Refinancing contain customary events of default, including nonpayment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, they contain covenants requiring the Partnership, GasLog and certain of their subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at not less than 115.0% until the maturity of the junior tranche, and 120.0% at any time thereafter, of the then outstanding amount under the applicable facility and any related swap exposure. If the Partnership and GasLog fail to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

(c)	Citigroup Global Market Limited, Credit Suisse AG, Nordea Bank AB, Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V.:

On July 19, 2016, GasLog entered into a credit agreement to refinance the existing indebtedness on eight of its on-the-water vessels of up to $1,050,000 (the “Legacy Facility Refinancing”) with a number of international banks, extending the maturities of six existing credit facilities to 2021. The vessels covered by the Legacy Facility Refinancing are the GasLog Savannah, the GasLog Singapore, the GasLog Skagen, the GasLog Seattle, the Solaris, the GasLog Saratoga, the GasLog Salem and the GasLog Chelsea. Citigroup Global Market Limited, Credit Suisse AG and Nordea Bank AB were mandated lead arrangers to the transaction. The other banks in the syndicate are: Skandinaviska Enskilda Banken AB (publ), HSBC Bank Plc, ING Bank N.V., London Branch, Danmarks Skibskredit A/S, Korea Development Bank and DVB Bank America N.V. Nordea Bank AB, London Branch is the agent and security agent for the transaction. The Legacy Facility Refinancing is comprised of a five-year term loan facility of up to $950,000 and a revolving credit facility of up to $100,000.

Following the acquisition of GAS-seven Ltd., the Partnership assumed $122,292 which was drawn on July 25, 2016 under the term loan facility to refinance the existing indebtedness of $124,000 of GAS-seven Ltd. The aforementioned refinancing was considered an extinguishment of the existing debt facility. Consequently, the unamortized loan fees of $2,434 were written off to profit or loss for the year ended December 31, 2016. The balance outstanding as of December 31, 2016 was $122,292 under the term loan that is repayable in ten semi-annual installments of $3,755 each and a balloon payment of $84,747 due together with the last installment in July 2021, while the revolving credit facility available amount of $12,873 can be drawn at any time until December 31, 2020. Amounts drawn bear interest at LIBOR plus a margin.

Securities covenants and guarantees

The credit agreement is secured as follows: (i) first priority mortgages over the ships owned by the respective borrowers, (ii) guarantee from GasLog, guarantees up to the value of the commitments relating to the GasLog Seattle from the Partnership and GasLog Partners Holdings LLC and a guarantee from GasLog Carriers Ltd. for up to the value of the commitments on the remaining vessels, (iii) a share security over the share capital of each of the respective borrowers and (iv) a first priority assignment of all earnings, excluding the vessels participating in the spot market, and insurance related to the ships owned by the respective borrowers.

The Legacy Facility Refinancing imposes certain operating and financial restrictions on GasLog. These restrictions generally limit GasLog’s ability to, among other things: (a) incur additional indebtedness, create liens or provide guarantees, (b) provide any form of credit or financial assistance to, or enter into any non-arms’ length transactions with any of GasLog’s affiliates, (c) sell or otherwise dispose of assets, including ships, (d) engage in merger transactions, (e) enter into, terminate or amend any charter, (f) amend shipbuilding contracts, (g) change the manager of ships, or (h) acquire assets, make investments or enter into any joint venture arrangements outside of the ordinary course of business.

The Legacy Facility Refinancing also imposes specified financial covenants that apply to GasLog and its subsidiaries on a consolidated basis.

(i)	net working capital (excluding the current portion of long-term debt) must be not less than $0;
(ii)	total indebtedness divided by total assets must not exceed 75.0%;
(iii)	the ratio of EBITDA over debt service obligations as defined in the GasLog guarantees (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
F-24

(iv)	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3.0% of total indebtedness and $50,000 after the first drawdown;
(v)	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of total indebtedness, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
(vi)	GasLog’s market value adjusted net worth must at all times be not less than $350,000.

The Legacy Facility Refinancing also imposes certain customary restrictions relating to GasLog and its subsidiaries, including restrictions that limit GasLog’s ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the Legacy Facility Refinancing, without repaying all of GasLog’s indebtedness under the Legacy Facility Refinancing in full.

The Legacy Facility Refinancing contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy. In addition, it contains covenants requiring GasLog to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessels and (ii) the market value of any additional security provided to the lenders at any time at not less than 120.0% of the then outstanding amount plus any undrawn amounts under the applicable facilities. If GasLog fails to comply with these covenants and are not able to obtain covenant waivers or modifications, the lenders could require prepayments or additional collateral sufficient for the compliance with such covenants, otherwise indebtedness could be accelerated.

(d)	GAS-eleven Ltd. facility

Following the acquisition of GAS-eleven Ltd., the Partnership assumed $151,423 of outstanding indebtedness of the acquired entity under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other finance parties. The financing is backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who are either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Greece provides for four tranches of $51,257, $25,615, $24,991 and $61,104. Under the terms of the agreement, each drawing under the first three tranches would be repaid in 24 consecutive semi-annual equal installments commencing six months after the actual delivery of the GasLog Greece according to a 12-year profile. Each drawing under the fourth tranche would be repaid in 20 consecutive semi-annual equal installments commencing six months after the actual delivery of the relevant vessel according to a 20-year profile, with a balloon payment together with the final installment. On March 22, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Greece. The balance outstanding under the loan agreement as of December 31, 2016 was $157,195. Amounts drawn per tranche bear interest at LIBOR plus a margin.

The obligations under the aforementioned facility are secured by a first priority mortgage over the vessel, a pledge of the share capital of the vessel owning company and a first priority assignment of earnings related to the vessel, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Greece. The facility includes customary respective covenants and, among other restrictions, the facility includes a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 115% of the aggregate outstanding principal balance for the first two years after each drawdown and below 120% at any time thereafter.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

-	net working capital (excluding the current portion of long-term debt) must be not less than $0;
-	total indebtedness divided by total assets must not exceed 75.0%;
-	the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12 months basis must be not less than 110.0%;
-	the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50,000 after the first drawdown;
-	GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and
-	the market value adjusted net worth of GasLog must at all times be not less than $350,000.

GasLog was in compliance with the above financial covenants as of December 31, 2016. Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Greece.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

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(e)	Loan from related parties

Following the IPO on May 12, 2014, the Partnership entered into a $30,000 revolving credit facility (the “Old Sponsor Credit Facility”) with GasLog to be used for general partnership purposes. The credit facility is unsecured and provides for an availability period of 36 months and bears interest at a rate of 5.0% per annum, with no commitment fee for the first year. After the first year, the interest increased to a rate of 6.0% per annum, with an annual 2.4% commitment fee on the undrawn balance. Each advance drawn will be repayable within a period of 6 months after the respective drawdown date but is subject to unconditional right of immediate renewal if no repayment is made. As of December 31, 2015, the outstanding balance of the revolving credit facility was $15,000. Amounts of $10,000 and $5,000 were repaid into the revolving facility on March 31, 2016 and August 17, 2016, respectively, leaving a balance of zero. On November 18, 2016, the Partnership drew $10,000 which was repaid on December 30, 2016. As of December 31, 2016, the outstanding balance of the revolving credit facility was nil.

Borrowings Repayment Schedule

The maturity table below reflects the principal repayments of the borrowings outstanding as of December 31, 2016 based on their repayment schedules:

As of December 31, 2016
Not later than one year	59,625
Later than one year and not later than three years	546,625
Later than three years and not later than five years	276,465
Later than five years	99,476
Total	982,191

The weighted average total interest rate, for the above mentioned credit facilities, as of December 31, 2016 was 3.48% (December 31, 2015: 3.03%).

As the bank facilities bear interest at variable interest rates, the aggregate fair value of the aforementioned facilities as of December 31, 2016 was equal to the amount outstanding of $982,191. The fair value of the revolving credit facility as of December 31, 2016 was nil.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	As of December 31,
	2015	2016
Unearned revenue	17,365	20,023
Accrued legal and professional fees	195	182
Accrued crew costs	2,402	2,615
Accrued off-hire	141	141
Accrued purchases	1,538	1,287
Accrued interest	3,356	8,187
Accrued board of directors fees	219	188
Other payables and accruals	874	1,099
Total	26,090	33,722

The unearned revenue of $20,023 represents monthly charter hires received in advance as of December 31, 2016 relating to January 2017 (December 31, 2015: $17,365).

9. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the year ended December 31,
	2014	2015	2016
Board of directors’ fees	673	1,093	993
Share-based compensation (Note 19)	—	205	480
Legal and professional fees	1,131	2,068	1,135
Commercial management fees (Note 12)	2,928	3,420	3,663
Administrative fees (Note 12)	1,418	3,822	4,802
Directors and officers’ liability insurance	334	426	68
Other expenses	455	502	890
Total	6,939	11,536	12,031
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10. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the year ended December 31,
	2014	2015	2016
Management fees and other vessel management expenses (Note 12)	4,018	4,920	5,386
Crew wages	20,630	23,788	25,471
Technical maintenance expenses	3,680	9,163	11,679
Provisions and stores	1,661	2,381	2,464
Insurance expenses	2,747	3,736	3,574
Other operating expenses	2,996	3,760	3,163
Total	35,732	47,748	51,737

11. Net Financial Income and Costs

An analysis of financial income and financial costs is as follows:

	For the year ended December 31,
	2014	2015	2016
Financial income
Financial income	49	29	188
Total financial income	49	29	188
Financial costs
Amortization of deferred loan issuance costs	12,768	3,643	7,246
Interest expense on loans	22,442	27,331	32,110
Realized loss on cash flow hedges	996	—	—
Commitment fees	—	14	620
Other financial costs	1,519	224	324
Total financial costs	37,725	31,212	40,300

During the year ended December 31, 2016, an amount of $2,434 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the loan agreement of GAS-seven Ltd. with Credit Suisse AG on July 25, 2016 is included in Amortization of deferred loan issuance costs.

During the year ended December 31, 2014, (i) an amount of $9,019 representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of the then existing debt facilities (Note 7) is included in Amortization of deferred loan issuance costs and (ii) an amount of $1,232 related to termination fees for the aforementioned debt is included in Other financial costs.

12. Related Party Transactions

The Partnership has the following balances with related parties which are included in the consolidated statements of financial position:

	As of December 31,
	2015	2016
Amounts due from related parties
Due from GasLog LNG Services (a)	—	4,266
Total	—	4,266

	As of December 31,
	2015	2016
Amounts due to related parties
Due to GasLog LNG Services (a)	1,022	—
Due to GasLog (b)	1,000	255
Due to GasLog Carriers Ltd. (“GasLog Carriers”) (c)	29,894	1,135
Total	31,916	1,390

(a) The balance as of December 31, 2015 represents mainly payments made by GasLog LNG Services on behalf of the Partnership. The balance as of December 31, 2016 represents mainly net amounts advanced to the Manager to cover future operating expenses of the Partnership.

(b) The balances of $1,000 and $255 as of December 31, 2015 and December 31, 2016, respectively, represent payments made by GasLog on behalf of the Partnership.

(c) As of December 31, 2015, the balance due to GasLog Carriers, the parent company of GAS-seven Ltd. and GAS-eleven Ltd. prior to their acquisitions by the Partnership on November 1, 2016 and May 3, 2017, respectively, represented mainly amounts paid directly by GasLog Carriers on behalf of GAS-seven Ltd. and GAS-eleven Ltd., covering expenses during the construction period. As of December 31, 2016, $26,904 of the outstanding balance was contributed to the share capital of GAS-seven Ltd. by GasLog Carriers and the balance was fully settled. The outstanding balance of $1,135 as of December 31, 2016 represents payments made by GasLog Carriers on behalf of the Partnership.

F-27

	As of December 31,
	2015	2016
Loans due to related parties
Revolving credit facility with GasLog	15,000	—
Total	15,000	—

The details of the revolving credit facility with GasLog are disclosed in Note 7.

The Partnership had the following transactions with related parties for the years ended December 31, 2014, 2015 and 2016:

Company	Details	Account	2014	2015	2016
GasLog	Commercial management fee(i)	General and administrative expenses	2,928	3,420	3,663
GasLog	Administrative services fee(ii)	General and administrative expenses	1,418	3,822	4,802
GasLog LNG Services	Management fees and other vessel management expenses(iii)	Vessel operating costs	4,018	4,920	5,386
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	178	175	60
GasLog	Professional and advisory fees(iv)	General and administrative expenses	—	735	—
GasLog	Interest on revolving credit facility (Note 7)	Interest expense	201	1,680	413
GasLog	Commitment fee on revolving credit facility (Note 7)	Other financial costs	—	14	567
GasLog	Interest on interest rate swaps (Note 16)	Loss on interest rate swaps	—	—	549

(i)	Commercial Management Agreements

On July 19, 2013, GAS-five Ltd., and on August 28, 2013, GAS-three Ltd. and GAS-four Ltd., entered into commercial management agreements with GasLog (the “Pre-IPO Commercial Management Agreements”) that were amended upon completion of the IPO. Pursuant to the Pre-IPO Commercial Management Agreements, GasLog provided commercial management services relating to the operation of the vessels, including and not limited to negotiation of the vessels’ possible employment, assessing market conditions on specific issues, keeping proper accounting records and handling and advising on claims or disputes. The annual commercial management fee was $540 for each vessel payable quarterly in advance in lump sum amounts.

Upon completion of the IPO on May 12, 2014, the vessel-owning subsidiaries of the Initial Fleet entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., entered into with GasLog upon the deliveries of the GasLog Greece, Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in March 2016, April 2014 and June 2014 (together with the Amended Commercial Management Agreements and the commercial management agreement between GAS-seven Ltd. and GasLog, the “Commercial Management Agreements”).

(ii)	Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. GasLog receives a service fee of $588 per vessel per year in connection with providing services under this agreement. On November 16, 2016, the Board of Directors approved an increase in the service fee payable to GasLog under the terms of the Administrative Services Agreement. With effect from January 1, 2017, fees of $630 per vessel per year will be payable.

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(iii)	Ship Management Agreements

On August 16, 2010, GAS-three Ltd. and GAS-four Ltd., and on March 31, 2011, GAS-five Ltd., entered into ship management agreements (“Pre-IPO Ship Management Agreements”) with GasLog LNG Services that were amended upon completion of the IPO. The Pre-IPO Ship Management Agreements provided for the following:

•	Management Fees—A fixed monthly charge of $30 per vessel was payable by the Partnership to the Manager for the provision of management services such as crew, operational and technical management, procurement, accounting, budgeting and reporting, health, safety, security and environmental protection, insurance arrangements, sale or purchase of vessels, general administration and quality assurance.

•	Superintendent Fees—A fee of $1 per day was payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels.

•	Share of General Expenses—A monthly lump sum amounting to 11.25% of the Management Fee was payable to the Manager during the term of this agreement.

•	Annual Incentive Bonus—Annual Incentive Bonus might be payable to the Manager, at the Partnership’s discretion, for remittance to the crew of an amount of up to $72 based on Key Performance Indicators predetermined annually.

The same provisions are included in the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its delivery from the shipyard in 2013 that was amended in May 2015 (see below).

Upon completion of the IPO on May 12, 2014, each of the vessel owning subsidiaries of the Initial Fleet entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, respectively, into GasLog’s fleet in April 2014 and June 2014 (together with the Amended Ship Management Agreements and the ship management agreement between GAS-seven Ltd. and the Manager, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and in the case of GAS-seven Ltd. to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreement that GAS-eleven Ltd. entered into with GasLog upon the delivery of GasLog Greece in March 2016 (with a fixed monthly charge of $46).

(iv)	Professional and advisory fees paid to third parties by GasLog on behalf of the Partnership.

Omnibus Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an omnibus agreement with GasLog, our general partner and certain of our other subsidiaries. The omnibus agreement governs among other things (i) when and the extent to which the Partnership and GasLog may compete against each other, (ii) the time and the value at which the Partnership may exercise the right to purchase certain offered vessels by GasLog (iii) certain rights of first offer granted to GasLog to purchase any of its vessels on charter for less than five full years from the Partnership and vice versa and (iv) GasLog’s provisions of certain indemnities to the Partnership. On September 29, 2014, June 26, 2015, October 27, 2016 and March 9, 2017 the Partnership exercised the option to acquire (i) the Methane Rita Andrea and the Methane Jane Elizabeth, (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, (iii) the GasLog Seattle and (iv) the GasLog Greece, respectively.

13. Commitments and Contingencies

Future gross minimum revenues receivable upon collection of hire under non-cancellable time charter agreements as of December 31, 2016, are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition early delivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

As of December 31, 2016
Not later than one year	260,430
Later than one year and not later than three years	390,684
Later than three years and not later than five years	122,191
More than five years	130,607
Total	903,912

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group of 83.33% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of December 31, 2016 by GasLog. These spares should be acquired before the end of the initial term of the charter party agreements.

F-29

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

14. Financial Risk Management

The Partnership’s activities expose it to a variety of financial risks, including market risk, liquidity risk and credit risk. The Partnership’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Partnership’s financial performance. The Partnership makes use of derivative financial instruments such as interest rate swaps to mitigate certain risk exposures.

Market risk

Interest Rate Risk: The Partnership is subject to market risks relating to changes in interest rates because it has floating rate debt outstanding. Significant increases in interest rates could adversely affect the Partnership’s operating margins, results of operations and its ability to service its debt. The Partnership uses interest rate swaps to reduce its exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize economic risks and costs associated with its floating rate debt and not for speculative or trading purposes. As of December 31, 2016, the Partnership had economically hedged 39.71% of its floating interest rate exposure on its outstanding borrowings by swapping the variable rate for a fixed rate (December 31, 2015: 14.61% and December 31, 2014: 14.45%).

The aggregate principal amount of the Partnership’s outstanding floating rate debt which was not economically hedged as of December 31, 2016 was $592,191 (December 31, 2015: $748,000). As an indication of the extent of the Partnership’s sensitivity to interest rate changes, an increase or decrease in LIBOR by 10 basis points would have decreased or increased, respectively, the profit during the year ended December 31, 2016 by $857, based upon its debt level during the period (December 31, 2015: $905 and December 31, 2014: $584).

Interest Rate Swaps: The fair value of the swaps as of December 31, 2016 was estimated as a net asset of $4,172 (December 31, 2015: net liability of $2,405). For the years ended December 31, 2016 and December 31, 2015, the interest rate swaps were not designated as cash flow hedging instruments (Note 16). For the year ended December 31, 2014, the interest rate swaps were designated as cash flow hedging instruments and a loss of $368 was recognised directly in the consolidated statement of changes in owners’/partners’ equity.

As of December 31, 2016, if interest rates had increased or decreased by 10 basis points with all other variables held constant, the positive/(negative) impact, respectively, on the fair value of the interest rate swaps would have amounted to approximately $1,766 (December 31, 2015: $501 and December 31, 2014: $628) affecting loss on swaps in the respective periods.

Currency Risk: Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Partnership’s functional currency. The Partnership is exposed to foreign exchange risk arising from various currency exposures primarily with respect to general and crew costs denominated in Euros. Specifically, for the year ended December 31, 2016, approximately $28,537, of the operating and administrative expenses were denominated in euros (December 31, 2015: $24,598 and December 31, 2014: $18,351). As of December 31, 2016, approximately $3,107 of the Partnership’s outstanding trade payables and accruals were denominated in euros (December 31, 2015: $4,946).

The Partnership does not hedge movements in exchange rates but management monitors the exchange rate fluctuations on a continuous basis. As an indication of the extent of the Partnership’s sensitivity to changes in exchange rate, a 10% increase in the average euro/dollar exchange rate would have decreased its profit and cash flows during the year ended December 31, 2016 by $2,854, based upon its expenses during the year (December 31, 2015: $2,460 and December 31, 2014: $1,835).

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. An unmatched position potentially enhances profitability, but can also increase the risk of losses.

The Partnership manages its liquidity risk by having secured credit lines and by receiving capital contributions to fund its commitments and by maintaining cash and cash equivalents.

The following tables detail the Partnership’s expected cash flows for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Partnership can be required to pay. The table includes both interest and principal cash flows. Variable future interest payments were determined based on an average LIBOR plus the margins applicable to the Partnership’s loans at the end of each year presented.

F-30

	Weighted- average effective interest rate	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2016
Trade accounts payable		1,498	—	19	—	—	1,517
Due to related parties		—	1,390	—	—	—	1,390
Other payables and accruals*		7,276	5,691	732	—	—	13,699
Other non-current liabilities		—	—	—	182	—	182
Variable interest loans	3.48%	8,462	14,207	63,211	897,580	110,942	1,094,402
Fixed interest loans**		—	—	317	528	—	845
Total		17,236	21,288	64,279	898,290	110,942	1,112,035
December 31, 2015
Trade accounts payable		2,643	98	84	—	—	2,825
Due to related parties		—	3,953	27,963	—	—	31,916
Other payables and accruals*		2,620	5,891	214	—	—	8,725
Other non-current liabilities		—	—	—	182	—	182
Variable interest loans	2.90%	—	10,520	344,867	579,966	—	935,353
Fixed interest loans***		—	319	963	15,462	—	16,744
Total		5,263	20,781	374,091	595,610	—	995,745

*Unearned revenue is excluded since it is not a financial liability.

**A commitment fee of 2.4% and 0.9% is charged on the available amount of the revolving credit facility with GasLog and the available amount of the revolving credit facility of GAS-seven Ltd., respectively.

***Interest is charged at 6.0% on the outstanding amount, while the commitment fee is charged at 2.4% on the available amount of the revolving credit facility with GasLog.

The amounts included above for variable interest rate instruments is subject to change if changes in variable interest rates differ from those estimates of interest rates determined at the end of the reporting period.

The following tables detail the Partnership’s expected cash flows for its derivative financial liabilities. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that are settled on a net basis. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves existing at the end of the reporting period. The undiscounted contractual cash flows are based on the contractual maturities of the interest rate swaps.

	Less than 1 month	1-3 months	3-12 months	1-5 years	5+ years	Total
December 31, 2016
Interest rate swaps	(31)	—	(1,581)	5,359	819	4,566
Total	(31)	—	(1,581)	5,359	819	4,566
December 31, 2015
Interest rate swaps	—	(364)	(1,172)	(901)	—	(2,437)
Total	—	(364)	(1,172)	(901)	—	(2,437)

The Partnership expects to be able to meet its current obligations resulting from financing and operating its vessels using the liquidity existing at year-end) and the cash generated by operating activities. The Partnership expects to be able to meet its long-term obligations resulting from financing its vessels through cash generated from operations.

Credit risk

Credit risk is the risk that a counterparty will fail to discharge its obligations and cause a financial loss. The Partnership is exposed to credit risk in the event of non-performance by any of its counterparties. To limit this risk, the Partnership deals exclusively with financial institutions and customers with high credit ratings.

	As of December 31,
	2015	2016
Cash and cash equivalents	62,677	53,235
Short-term investments	—	3,000
Trade and other receivables	5,620	3,412
F-31

For the years ended December 31, 2014, December 31, 2015 and December 31, 2016, all of the Partnership’s revenue was earned from subsidiaries of Royal Dutch Shell plc (“Shell”) and accounts receivable were not collateralized; however, management believes that the credit risk is partially offset by the creditworthiness of the Partnership’s counterparty and the fact that the hire is being collected in advance. The Partnership did not experience credit losses on its accounts receivable portfolio during the years ended December 31, 2014, December 31, 2015 and December 31, 2016. The carrying amount of financial assets recorded in the consolidated financial statements represents the Partnership’s maximum exposure to credit risk. Management monitors exposure to credit risk, and they believe that there is no substantial credit risk arising from the Partnership’s counterparty.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

15. Capital Risk Management

The Partnership’s objectives when managing capital are to safeguard the Partnership’s ability to continue as a going concern and to pursue future growth opportunities. Among other metrics, the Partnership monitors capital using a total indebtedness to total assets ratio, which is total debt and derivative financial instruments divided by total assets. The total indebtedness to total assets ratio is as follows:

	As of December 31,
	2015	2016
Derivative financial instruments—non-current asset	—	(6,008)
Borrowings—current liability	333,147	56,020
Derivative financial instruments—current liability	1,623	1,836
Borrowings—non-current liability	533,555	910,666
Derivative financial instruments—non-current liability	782	—
Total indebtedness	869,107	962,514
Total assets	1,572,732	1,698,505
Total indebtedness/total assets	55.26%	56.67%

16. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	As of December 31,
	2015	2016
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	—	6,008
Total	—	6,008
Derivative financial instruments, non-current asset	—	6,008
Total	—	6,008

The fair value of the derivative liabilities is as follows:

	As of December 31,
	2015	2016
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	2,405	1,836
Total	2,405	1,836
Derivative financial instruments, current liability	1,623	1,836
Derivative financial instruments, non-current liability	782	—
Total	2,405	1,836

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

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Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
		Trade	Effective	Termination	Fixed Interest	December 31,	December 31,
Company	Counterparty	Date	Date	Date	Rate	2015	2016
GAS-seven Ltd.	Credit Suisse AG	Mar 2012	Nov 2013	Nov 2020	2.23%	96,000	—
GAS-seven Ltd.	Credit Suisse AG	April 2014	May 2014	May 2019	1.77%	32,000	—
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	—	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	—	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.715%	—	130,000
						128,000	390,000

During 2014, the Partnership terminated the existing interest rate swap agreements of GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. (designated as cash flow hedging instruments and held for trading) by paying their fair values on the respective termination dates of $4,634 plus accrued interest of $616. The cumulative loss of $6,086 from the period that their hedging was effective was recycled to profit or loss during the year ended December 31, 2014.

In July 2016, the Partnership terminated the interest rate swap agreements of GAS-seven Ltd. associated with the Legacy Facility Refinancing (Note 7) paying their fair value on that date. The cumulative loss of $2,527 from the period that hedging was effective was recycled to profit or loss during the year ended December 31, 2016 (December 31, 2015: $593).

In November 2016, the Partnership entered into three interest rate swap agreements with GasLog at a notional aggregate value of $390,000, maturing between 2020 and 2022.

For the year ended December 31, 2014, the effective portion of changes in the fair value of derivatives designated as cash flow hedging instruments amounting to a loss of $368 has been recognized in other comprehensive income. The change in the fair value of the contracts not designated as cash flow instruments for the year ended December 31, 2016 amounted to a gain of $1,640 (December 31, 2015: $107 loss and December 31, 2014: $2,233 loss), which was recognized against earnings in the period incurred and is included in Loss on interest rate swaps.

An analysis of Loss on interest rate swaps is as follows:

	For the year ended December 31,
	2014	2015	2016
Realized loss on interest rate swaps held for trading	4,605	2,444	1,626
Unrealized loss/(gain) on interest rate swaps held for trading	2,233	107	(1,640)
Recycled loss of cash flow hedges reclassified to profit or loss	6,086	593	2,527
Ineffective portion on cash flow hedges	(21)	—	—
Total Loss on interest rate swaps	12,903	3,144	2,513

Fair value measurements

The fair value of the Partnership’s financial assets and liabilities approximate to their carrying amounts at the reporting date.

The fair value of interest rate swaps at the end of the reporting period is determined by discounting the future cash flows using the interest rate curves at the end of the reporting period and the estimation of the counterparty risk and the Partnership’s own risk inherent in the contract. The interest rate swaps met Level 2 classification, according to the fair value hierarchy as defined by IFRS 13 Fair Value Measurement. There were no financial instruments in Levels 1 or 3 and no transfers between Levels 1, 2 or 3 during the periods presented. The definitions of the levels, provided by IFRS 13 Fair Value Measurement, are based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

17. Non-Cash Items on Statements of Cash Flows

As of December 31, 2016, there were capital expenditures before dropdown of $37,299 paid through capital contributions (December 31, 2015: $10,050, December 31, 2014: $10,050).

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As of December 31, 2016, there were capital expenditures of $21 which had not been paid during the year ended December 31, 2016 and were included in current liabilities (December 31, 2015: $822, December 31, 2014: $182).

As of December 31, 2016, there were capital expenditures for vessels paid through related parties of $0 (December 31, 2015: $1,303, December 31, 2014: $1,100).

As of December 31, 2016, there were financing costs of $0 which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $45, December 31, 2014: $377).

As of December 31, 2016, there were financing costs of $1,378 paid through capital contributions (December 31, 2015: $0, December 31, 2014: $0).

As of December 31, 2016, there were financing costs paid by related parties of $0 (December 31, 2015: $2,251, December 31, 2014: $0).

As of December 31, 2016, there were offering costs of $5 which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $0, December 31, 2014: $87).

As of December 31, 2016, there were offering costs paid through related parties of $0 (December 31, 2015: $26, December 31, 2014: $0).

As of December 31, 2016, there were dividends declared of $0 which had not been paid during the year ended December 31, 2016 and were included in liabilities (December 31, 2015: $7,800, December 31, 2014: $8,810).

As of December 31, 2016, there were loan repayments of $1,708 made through capital contributions (December 31, 2015: $0, December 31, 2014: $0).

18. Earnings Per Unit

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement as generally described in Note 6 above.

Basic earnings per unit is determined by dividing profit for the year reported at the end of each period by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

On May 12, 2014, GasLog Partners completed its IPO and issued 9,822,358 common units, 9,822,358 subordinated units and 400,913 general partner units. On September 29, 2014, GasLog Partners completed an equity offering of 4,500,000 common units. In connection with this offering, the Partnership issued 91,837 general partner units to its general partner in order for GasLog to retain its 2.0%. On June 26, 2015, GasLog Partners completed an equity offering of 7,500,000 common units and issued 153,061 general partner units to its general partner in order for GasLog to retain its 2.0%. On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0%. Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the year ended December 31,
	2014	2015	2016
Profit for the year	49,035	77,629	87,633
Less:
Profit attributable to GasLog’s operations*	(34,491)	(12,589)	(10,363)
Partnership’s profit	14,544	65,040	77,270
Partnership’s profit attributable to:
Common unitholders	8,713	43,197	49,886
Subordinated unitholders	5,540	18,136	21,049
General partner	291	1,302	1,545
Incentive distribution rights**	—	2,405	4,790
Weighted average units outstanding (basic)
Common units	11,618,495	18,185,372	22,934,380
Subordinated units	9,822,358	9,822,358	9,822,358
General partner units	437,569	571,587	668,505
Earnings per unit (basic)
Common unitholders	0.75	2.38	2.18
Subordinated unitholders	0.56	1.85	2.14
General partner	0.66	2.28	2.31
Weighted average units outstanding (diluted)
Common units	11,618,495	18,185,372	22,963,214
Subordinated units	9,822,358	9,822,358	9,822,358
General partner units	437,569	571,587	668,505
Earnings per unit (diluted)
Common unitholders	0.75	2.38	2.17
Subordinated unitholders	0.56	1.85	2.14
General partner	0.66	2.28	2.31
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*	Includes profits of: (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. earned prior to the Partnership’s IPO on May 12, 2014, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. for the period prior to their transfer to the Partnership on September 29, 2014, (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. for the period prior to their transfer to the Partnership on July 1, 2015, (iv) GAS-seven Ltd. for the period prior to its transfer to the Partnership on November 1, 2016 and (v) GAS-eleven Ltd. for the period prior to its transfer to the Partnership on May 3, 2017. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), (i) GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. were not owned by the Partnership prior to the IPO, and accordingly the Partnership was not entitled to the cash or results generated during the pre-IPO period, (ii) GAS-sixteen Ltd. and GAS-seventeen Ltd. were not owned by the Partnership prior to their transfer to the Partnership in September 2014, (iii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd. were not owned by the Partnership prior to their transfer to the Partnership in July 2015, (iv) GAS-seven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in November 2016 and (v) GAS-eleven Ltd. was not owned by the Partnership prior to its transfer to the Partnership in May 2017 and accordingly the Partnership was not entitled to the cash or results generated in the period prior to such transfers.

**	Represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog holds the incentive distribution rights following completion of the Partnership’s IPO. The IDRs may be transferred separately from any other interests, subject to restrictions in the Partnership Agreement (please refer to Note 6). Based on the nature of such right, earnings attributable to IDRs cannot be allocated on a per unit basis.

19. Share-based Compensation

On April 1, 2015, the Partnership granted to its executives, 16,999 Restricted Common Units (“RCUs”) and 16,999 Performance Common Units (“PCUs”) in accordance with its 2015 Long-Term Incentive Plan (the “2015 Plan”). The RCUs and PCUs will vest on March 31, 2018:

			Fair value at
Awards	Number	Grant date	grant date
RCUs	16,999	April 1, 2015	$24.12
PCUs	16,999	April 1, 2015	$24.12

On April 1, 2016, the Partnership granted to its executives, 24,925 RCUs and 24,925 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on March 31, 2019:

			Fair value at
Awards	Number	Grant date	grant date
RCUs	24,925	April 1, 2016	$16.45
PCUs	24,925	April 1, 2016	$16.45

In accordance with the terms of the 2015 Plan, the vesting of the RCUs and the PCUs is subject to the recipients’ continued service and to the achievement of certain performance targets in relation to total unitholder return. Specifically, the achieved performance is calculated as the total unitholder return achieved by the Partnership during the performance period, divided by the target unitholder return for such performance period. Total unitholder return between 50th-75th percentile will result in a vesting of 50% of the granted award while total unitholder return above 75th percentile will result in a vesting of 100% of the award. The holders are entitled to cash distributions that are accrued and will be settled on vesting.

The awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value per common unit of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $24.12 for the 2015 grant and of $16.45 for the 2016 grant, and was not further adjusted since the holders are entitled to cash distribution.

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Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410
Outstanding as of December 31, 2015	16,999	2.25	410
Granted during the period	24,925	—	410
Outstanding as of December 31, 2016	41,924	1.84	820
PCUs
Outstanding as of January 1, 2015	—	—	—
Granted during the period	16,999	—	410
Outstanding as of December 31, 2015	16,999	2.25	410
Granted during the period	24,925	—	410
Outstanding as of December 31, 2016	41,924	1.84	820

The total expense recognized in respect of share-based compensation for the year ended December 31, 2016 is $480 ($205 for the year ended December 31, 2015; $0 for the year ended December 31, 2014). The total accrued cash distribution as of December 31, 2016 is $182 (December 31, 2015: $46; December 31, 2014: $0) and is included under “Other non-current liabilities”.

20. Taxation

Under the laws of the countries of the Partnership’s incorporation and the vessels’ registration, the Partnership is not subject to tax on international shipping income. However, it is subject to registration and tonnage taxes, which are included in vessel operating costs in the consolidated statement of profit or loss.

Under the United States Internal Revenue Code of 1986, as amended (the “Code”), the U.S. source gross transportation income of a ship-owning or chartering corporation, such as the Partnership, is subject to a 4% U.S. Federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

The Partnership did not qualify for this exception for the three years ended December 31, 2016. During the year ended December 31, 2016, the estimated U.S. source gross transportation tax is $60 and is included under “Vessel Operating Costs” (December 31, 2015: $55 and December 31, 2014: $0).

21. Subsequent Events

In January 2017, Simon Crowe, GasLog Partners and GasLog’s Chief Financial Officer (“CFO”) informed the board of directors of his intention to step down from the position of CFO. As GasLog’s CFO for four years and GasLog Partners’ CFO since its inception, Mr. Crowe has been instrumental in supporting the company’s growth, with a focus on the balance sheet and capital structure. His numerous successful financing activities have put GasLog Partners and GasLog in a strong financial position.

On January 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2016, of $0.49 per unit. The cash distribution was paid on February 10, 2017, to all unitholders of record as of February 6, 2017. The aggregate amount of the declared distribution was $19,549.

On January 27, 2017, GasLog Partners completed an equity offering of 3,750,000 common units at a public offering price of $20.50 per unit. In addition, the option to purchase additional units was partially exercised by the underwriter on February 24, 2017, resulting in 120,000 additional units being sold at the same price. The aggregate net proceeds from this offering, including the partial exercise by the underwriter of the option to purchase additional units, after deducting underwriting discounts and other offering expenses, were $78,176. In connection with the offering, the Partnership also issued 78,980 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,619.

On February 1, 2017, GasLog Partners and GasLog announced that, following Simon Crowe’s decision to step down from his position as CFO, the board of directors appointed Alastair Maxwell to serve as CFO beginning in March 2017.

On April 3, 2017, GasLog Partners signed a deed of termination with respect to the Old Sponsor Credit Facility. On the same date, GasLog Partners entered into a new unsecured five year term loan of $45,000 and a five year revolving credit facility of $30,000 with GasLog (together, the “New Sponsor Credit Facility”). Subsequently, on April 5, 2017, an amount of $45,000 under the term loan facility and an amount of $15,000 under the revolving credit facility were drawn by the Partnership and were used on the same date to prepay $60,125 of the outstanding debt of GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., which would have been originally due in April 2018.

On April 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.50 per common unit for the quarter ended March 31, 2017. The cash distribution was paid on May 12, 2017, to all unitholders of record as of May 8, 2017. The aggregate amount of the declared distribution was $20,121.

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On May 15, 2017, GasLog Partners completed a public offering of 5,750,000 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (the “Series A Preference Units”), including 750,000 units issued upon the exercise in full by the underwriters of their option to purchase additional Series A Preference Units, liquidation preference $25.00 per unit, at a price to the public of $25.00 per preference unit. The net proceeds from the offering, after deducting underwriting discounts, commissions and other offering expenses, were $138,782. The Series A Preference Units are listed on the New York Stock Exchange under the symbol “GLOP PR A”. The initial distribution on the Series A Preference Units was paid on September 15, 2017. The preference units issued have been accounted for as equity instruments based on certain characteristics such as the discretionary nature of the distributions by our board of directors, which can be deferred and accumulate, as well as the redemption rights at the option of the Partnership only. These units have preference upon liquidation and the holders would receive $25.00 per unit plus any accumulated and unpaid distributions.

On May 16, 2017, GasLog Partners commenced an “at-the-market” common equity offering programme (“ATM Programme”) under which the Partnership may, from time to time, raise equity through the issuance and sale of new common units having an aggregate offering price of up to $100,000 in accordance with the terms of an equity distribution agreement, entered into on the same date. Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC have agreed to act as sales agents. From establishment of the ATM Programme through September 29, 2017, GasLog Partners had issued and received payment for 2,351,885 common units at a weighted average price of $22.91 per common unit for total net proceeds of $52,763. In connection with the issuance of common units under the ATM Programme during this period, the Partnership also issued 47,998 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,100.

On May 16, 2017, the subordination period of the subordinated units held by GasLog expired and consequently all 9,822,358 subordinated units converted into common units on a one-for-one basis and now participate pro rata with all other outstanding common units in distributions of available cash.

On July 3, 2017, GasLog Partners completed the acquisition from GasLog of 100% of the shares in the entity that owns and charters the GasLog Geneva, a 174,000 cbm TFDE LNG carrier built in 2016 which is chartered to Shell through September 2023, for an aggregate purchase price of $211,000.

On July 12, 2017, GasLog Partners entered into a new interest rate swap agreement with GasLog with a notional value of $80,000, maturing in June 2022.

On July 26, 2017, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.51 per common unit for the quarter ended June 30, 2017. The cash distribution was paid on August 11, 2017, to all unitholders of record as of August 7, 2017. The aggregate amount of the declared distribution was $21,001.

On August 21, 2017, GasLog Partners and GasLog announced that, following Graham Westgarth’s retirement from his position as Chief Operating Officer (“COO”), the board of directors appointed Richard Sadler to serve as COO beginning in September 2017.

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